SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2024
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: February 14, 2024

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the Third Quarter Ended December 31, 2023 And Outlook for the Fiscal Year Ending March 31, 2024

Results for Adjusted OIBDA and Adjusted EBITDA for the Three and Nine Months Ended December 31, 2023

Sony has established three-year cumulative Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) as the most important financial performance indicator (Group KPI) in the Fourth Mid-Range Plan for the three fiscal years starting on April 1, 2021 and ending on March 31, 2024. Starting in the three months ended June 30, 2023, Sony has disclosed the actual results for Adjusted EBITDA on a consolidated basis, which is the Group KPI, and Adjusted OIBDA (Operating Income Before Depreciation and Amortization) by segment.

The actual results for Segment Adjusted OIBDA and Consolidated Adjusted EBITDA for the three and nine months ended December 31, 2023 are as follows:

Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Please refer to “Supplemental Information” on pages 5 to 11 for more details, including the formulas and reconciliations for Adjusted OIBDA and Adjusted EBITDA (the same applies below).

Three months ended December 31, 2023

	(Yen in billions)
	Three months ended December 31
	2022 Restated	2023
Segment Adjusted OIBDA
Game & Network Services (G&NS)	139.9	113.1
Music	78.6	98.5
Pictures	38.2	54.6
Entertainment, Technology & Services (ET&S)	105.3	103.4
Imaging & Sensing Solutions (I&SS)	134.7	163.7
Financial Services	53.8	84.3
All Other, Corporate and elimination	11.0	10.6
Consolidated Adjusted OIBDA	561.5	628.3
Consolidated Adjusted EBITDA*	529.5	605.0

Nine months ended December 31, 2023

	(Yen in billions)
	Nine months ended December 31
	2022 Restated	2023
Segment Adjusted OIBDA
Game & Network Services (G&NS)	274.3	272.1
Music	240.9	278.5
Pictures	140.5	125.6
Entertainment, Technology & Services (ET&S)	284.8	271.8
Imaging & Sensing Solutions (I&SS)	324.2	340.9
Financial Services	263.8	168.4
All Other, Corporate and elimination	(0.9)	(7.0)
Consolidated Adjusted OIBDA	1,527.5	1,450.3
Consolidated Adjusted EBITDA*	1,513.5	1,437.6

* The differences between Adjusted EBITDA and Adjusted OIBDA on a consolidated basis represent financial income and financial expenses (excluding interest expenses, net, and gains on revaluation of equity instruments, net) (the same applies below). Adjusted EBITDA by segment is not calculated and disclosed because Sony does not include financial income and financial expenses in its performance evaluations by segment, mainly due to the fact that Sony manages its foreign exchange exposure centrally and globally, except for the Financial Services segment.

Outlook for the Fiscal Year Ending March 31, 2024

The forecast for consolidated results for the fiscal year ending March 31, 2024, as announced on November 9, 2023, has been revised as follows:

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

	(Yen in billions)
	March 31, 2023 Results Restated	November Forecast	February Forecast	Change from November Forecast
Sales *[1]	10,974.4	12,400	12,300	-100 bil	-0.8%
Operating income	1,302.4	1,170	1,180	+10 bil	+0.9%
Income before income taxes	1,274.5	1,160	1,190	+30 bil	+2.6%
Net income attributable to Sony Group Corporation’s stockholders	1,005.3	880	920	+40 bil	+4.5%

Adjusted OIBDA	1,816.9	1,785	1,785	-	-
Adjusted EBITDA	1,797.6	1,785	1,770	-15 bil	-0.8%

For all segments excluding the Financial Services segment *[2]	March 31, 2023 Results	November Forecast	February Forecast	Change from August Forecast
Net cash provided by operating activities	415.5	1,160	1,080	-80 bil	-6.9%

*1 “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2 Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS. However, Sony believes that this disclosure may be useful information to investors. Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:

	Assumed foreign exchange rates for the three months ending March 31, 2024	(For your reference) Assumed foreign exchange rates for the fiscal year ending March 31, 2024 at the time of the November forecast
1 U.S. dollar	approximately 142 yen	approximately 142 yen
1 Euro	approximately 153 yen	approximately 152 yen

Sales are expected to be lower than the November forecast mainly due to lower-than-expected sales in the Game & Network Services segment, partially offset mainly by higher-than-expected sales in the Financial Services segment.

Operating income is expected to be higher than the November forecast due to an expected increase in operating income in the Financial Services segment, partially offset by an expected increase in the operating loss in All Other, Corporate and elimination.

Both income before income taxes and net income attributable to Sony Group Corporation’s stockholders are expected to be higher than the November forecast mainly due to the above-mentioned expected increase in operating income as well as an expected increase in financial income, net, primarily resulting from the recording of unrealized gains on securities.

Adjusted OIBDA is expected to remain unchanged from the November forecast due to an expected increase in Adjusted OIBDA in the Music segment, substantially offset by an expected increase in Adjusted OIBDA loss in All Other, Corporate and elimination. Adjusted EBITDA is expected to be lower than the November forecast mainly due to an expected increase in net foreign exchange losses recorded within financial expenses, net.

The forecast for each business segment for the fiscal year ending March 31, 2024 has been revised as follows:

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.
Please refer to “Supplemental Information” on pages 5 to 11 for details of the reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal year ended March 31, 2023.

	(Yen in billions)
	March 31, 2023 Results Restated	November Forecast	February Forecast
Game & Network Services (G&NS)
Sales	3,644.6	4,360	4,150
Operating income	250.0	270	270
Adjusted OIBDA	337.0	385	385
Music
Sales	1,380.6	1,560	1,570
Operating income	263.1	295	295
Adjusted OIBDA	316.4	350	360
Pictures
Sales	1,369.4	1,460	1,470
Operating income	119.3	115	115
Adjusted OIBDA	168.2	165	165
Entertainment, Technology & Services (ET&S)
Sales	2,476.0	2,440	2,430
Operating income	179.5	180	180
Adjusted OIBDA	276.9	280	280
Imaging & Sensing Solutions (I&SS)
Sales	1,402.2	1,590	1,590
Operating income	212.2	195	195
Adjusted OIBDA	408.9	440	440
Financial Services
Financial services revenue	889.1	1,210	1,300
Operating income	318.1	155	175
Adjusted OIBDA	322.4	180	180
All Other, Corporate and elimination
Operating loss	(39.8)	(40)	(50)
Adjusted OIBDA	(12.9)	(15)	(25)
Consolidated
Sales	10,974.4	12,400	12,300
Operating income	1,302.4	1,170	1,180
Adjusted OIBDA	1,816.9	1,785	1,785
Adjusted EBITDA	1,797.6	1,785	1,770

Game & Network Services (G&NS)
Sales are expected to be lower than the November forecast, mainly due to an expected decrease in sales of hardware resulting from lower unit sales, partially offset by the impact of foreign exchange rates and an expected increase in sales of non-first-party titles including add-on content. Operating income and Adjusted OIBDA are expected to remain unchanged from the November forecast mainly due to the impact of the above-mentioned increase in sales of non-first-party titles, substantially offset by an expected increase in losses from hardware mainly due to promotions.

Music
Sales are expected to be higher than the November forecast primarily due to the impact of foreign exchange rates. Operating income is expected to remain unchanged from the November forecast primarily due to an improvement in profitability, substantially offset by an increase in depreciation and amortization expenses. Adjusted OIBDA is expected to be higher than the November forecast, mainly due to the same factors affecting operating income, excluding the above-mentioned increase in depreciation and amortization expenses.

Pictures
Sales are expected to be higher than the November forecast, primarily due to the impact of foreign exchange rates. Operating income and Adjusted OIBDA are expected to remain unchanged from the November forecast.

Entertainment, Technology & Services (ET&S)
Sales are expected to be lower than the November forecast due to an expected decrease in sales of televisions resulting from lower unit sales, partially offset by the impact of foreign exchange rates. Operating income and Adjusted OIBDA are expected to remain unchanged from the November forecast mainly due to the impact of the above-mentioned lower unit sales of televisions, substantially offset by expected reductions in operating expenses.

Imaging & Sensing Solutions (I&SS)
Sales are expected to remain unchanged from the November forecast mainly due to the impact of foreign exchange rates, substantially offset by an expected decrease in sales in businesses other than image sensors. Operating income and Adjusted OIBDA are expected to remain unchanged from the November forecast mainly due to the positive impact of foreign exchange rates, substantially offset by an increase in costs and the impact of the above-mentioned expected decrease in sales.

Financial Services
Financial services revenue is expected to be higher than the November forecast primarily due to an increase in net gains on investment in the separate accounts at Sony Life Insurance Co., Ltd. (“Sony Life”). Operating income is expected to be higher than the November forecast mainly due to the expected recording of a gain from the transfer of a portion of shares of Sony Payment Services Inc. in the three months ending March 31, 2024. Adjusted OIBDA is expected to remain unchanged from the November forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future. Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in this forecast due to a variety of factors. See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments
The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment and Sony Music Publishing LLC, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

Supplemental Information

Regarding Adjusted OIBDA and Adjusted EBITDA

Sony believes that Adjusted OIBDA and Adjusted EBITDA are performance metrics suitable for the long-term management that Sony prioritizes. This is because (i) they represent the sustainable earnings power of the business as they do not include the effects of one-time gains and losses, (ii) they enable management to confirm that all the businesses of the Sony Group, including the Financial Services business, are expanding over the mid- to long-term through cycles of investment and return, and (iii) they are often used to calculate corporate value. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS.

Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula:

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula:

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the three months ended December 31, 2022 and 2023, respectively.

As the results for the three months ended December 31, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the third quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Three months ended December 31
	2022 Restated	2023
Game & Network Services (G&NS)
Operating income	116.2	86.1
Depreciation and amortization expense*	23.7	27.0
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	139.9	113.1
Music
Operating income	63.0	76.1
Depreciation and amortization expense*	15.7	22.4
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	78.6	98.5
Pictures
Operating income	25.4	41.6
Depreciation and amortization expense*	12.8	12.9
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	38.2	54.6
Entertainment, Technology & Services (ET&S)
Operating income	81.1	77.2
Depreciation and amortization expense*	24.2	26.2
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	105.3	103.4
Imaging & Sensing Solutions (I&SS)
Operating income	84.9	99.7
Depreciation and amortization expense*	49.8	64.0
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	134.7	163.7
Financial Services
Operating income	47.1	77.3
Depreciation and amortization expense*	6.7	7.0
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	53.8	84.3
All Other, Corporate and elimination
Operating loss	3.9	5.3
Depreciation and amortization expense*	7.1	5.3
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	11.0	10.6
Consolidated
Operating income	421.6	463.3
Depreciation and amortization expense*	139.9	164.9
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	561.5	628.3

The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS to Adjusted EBITDA for the three months ended December 31, 2022 and 2023, respectively.

As the results for the three months ended December 31, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the third quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Three months ended December 31
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	321.5	363.9
Net income attributable to noncontrolling interests	1.7	3.5
Income taxes	68.2	91.2
Interest expenses, net, recorded in Financial income and Financial expense	0.5	2.1
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	(2.3)	(20.6)
Depreciation and amortization expense*	139.9	164.9
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted EBITDA	529.5	605.0

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
** There were no items which Sony deemed non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the three months ended December 31, 2022 and 2023, respectively.

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the nine months ended December 31, 2022 and 2023, respectively.

As the results for the nine months ended December 31, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the third quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Nine months ended December 31
	2022 Restated	2023
Game & Network Services (G&NS)
Operating income	211.1	184.2
Depreciation and amortization expense*	63.2	87.9
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	274.3	272.1
Music
Operating income	202.7	230.5
Depreciation and amortization expense*	43.9	54.1
(Profit) / loss amount that Sony deems non-recurring**	(5.7)	(6.0)
Adjusted OIBDA	240.9	278.5
Pictures
Operating income	103.7	87.0
Depreciation and amortization expense*	36.7	38.5
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	140.5	125.6
Entertainment, Technology & Services (ET&S)
Operating income	212.5	193.8
Depreciation and amortization expense*	72.3	78.0
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	284.8	271.8
Imaging & Sensing Solutions (I&SS)
Operating income	180.5	158.8
Depreciation and amortization expense*	143.6	182.1
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	324.2	340.9
Financial Services
Operating income	266.3	147.5
Depreciation and amortization expense*	19.6	20.9
(Profit) / loss amount that Sony deems non-recurring**	(22.1)	-
Adjusted OIBDA	263.8	168.4
All Other, Corporate and elimination
Operating loss	(21.0)	(22.4)
Depreciation and amortization expense*	20.1	15.5
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	(0.9)	(7.0)
Consolidated
Operating income	1,155.8	979.4
Depreciation and amortization expense*	399.4	476.9
(Profit) / loss amount that Sony deems non-recurring**	(27.8)	(6.0)
Adjusted OIBDA	1,527.5	1,450.3

The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS to Adjusted EBITDA for the nine months ended December 31, 2022 and 2023, respectively.

As the results for the nine months ended December 31, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the third quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Nine months ended December 31
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	864.3	781.6
Net income attributable to noncontrolling interests	5.5	4.9
Income taxes	242.0	205.7
Interest expenses, net, recorded in Financial income and Financial expense	2.7	4.7
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	27.4	(30.2)
Depreciation and amortization expense*	399.4	476.9
(Profit) / loss amount that Sony deems non-recurring**	(27.8)	(6.0)
Adjusted EBITDA	1,513.5	1,437.6

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
** The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the nine months ended December 31, 2022 and 2023, respectively.

	(Yen in billions)
	Nine months ended December 31
	2022 Restated	2023
(Profit) / loss amount that Sony deems non-recurring
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	(5.7)	-
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the three months ended June 30, 2021 (Financial Services segment)	(22.1)	-
Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment)	-	(6.0)
Total	(27.8)	(6.0)

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal year ended March 31, 2023.

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

(Yen in billions)
Fiscal year ended March 31, 2023
Restated
Game & Network Services (G&NS)
Operating income	250.0
Depreciation and amortization expense*	87.0
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	337.0
Music
Operating income	263.1
Depreciation and amortization expense*	59.0
(Profit) / loss amount that Sony deems non-recurring**	(5.7)
Adjusted OIBDA	316.4
Pictures
Operating income	119.3
Depreciation and amortization expense*	48.9
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	168.2
Entertainment, Technology & Services (ET&S)
Operating income	179.5
Depreciation and amortization expense*	97.4
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	276.9
Imaging & Sensing Solutions (I&SS)
Operating income	212.2
Depreciation and amortization expense*	196.7
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	408.9
Financial Services
Operating income	318.1
Depreciation and amortization expense*	26.3
(Profit) / loss amount that Sony deems non-recurring**	(22.1)
Adjusted OIBDA	322.4
All Other, Corporate and elimination
Operating loss	(39.8)
Depreciation and amortization expense*	26.8
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	(12.9)
Consolidated
Operating income	1,302.4
Depreciation and amortization expense*	542.2
(Profit) / loss amount that Sony deems non-recurring**	(27.8)
Adjusted OIBDA	1,816.9

The following table shows a reconciliation of Adjusted EBITDA from net income attributable to Sony Group Corporation’s stockholders in accordance with IFRS for the fiscal year ended March 31, 2023.

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

(Yen in billions)
Fiscal year ended March 31, 2023
Restated
Net income attributable to Sony Group Corporation’s stockholders	1,005.3
Net income attributable to noncontrolling interests	6.5
Income taxes	262.7
Interest expenses, net, recorded in Financial income and Financial expense	4.0
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	4.6
Depreciation and amortization expense*	542.2
(Profit) / loss amount that Sony deems non-recurring**	(27.8)
Adjusted EBITDA	1,797.6

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
** The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the fiscal year ended March 31, 2023.

(Yen in billions)
Fiscal year ended March 31, 2023
Restated
(Profit) / loss amount that Sony deems non-recurring
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	(5.7)
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the three months ended June 30, 2021 (Financial Services segment)	(22.1)
Total	(27.8)

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Quarterly Financial Statements
for the Third Quarter Ended December 31, 2023
And
Outlook for the Fiscal Year Ending March 31, 2024

February 14, 2024
Sony Group Corporation

Quarterly Financial Statements (Unaudited)	F-1

Condensed Consolidated Statements of Financial Position	F-1
Condensed Consolidated Statements of Income (Three months ended December 31)	F-3
Condensed Consolidated Statements of Comprehensive Income (Three months ended December 31)	F-4
Condensed Consolidated Statements of Income (Nine months ended December 31)	F-5
Condensed Consolidated Statements of Comprehensive Income (Nine months ended December 31)	F-6
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Nine months ended December 31)	F-7
Condensed Consolidated Statements of Cash Flows (Nine months ended December 31)	F-8
Notes to Condensed Consolidated Financial Statements	F-10
- Business Segment Information	F-10
- Going Concern Assumption	F-20
- Accounting Policy and Other Information	F-20
- Subsequent Events	F-22

Results for Adjusted OIBDA and Adjusted EBITDA for the Three and Nine Months Ended December 31, 2023	1

Outlook for the Fiscal Year Ending March 31, 2024	2

Supplemental Information	5

Cautionary Statement	12

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

Sony has adopted IFRS 17 “Insurance Contracts” (“IFRS 17”) starting in the three months ended June 30, 2023. Figures for the three and nine months ended December 31, 2022 and for the fiscal year ended March 31, 2023, as well as the condensed consolidated statement of financial position as of April 1, 2022, are restated in accordance with IFRS 17. Please refer to “Notes to Condensed Consolidated Financial Statements - Accounting Policy and Other Information (Changes in accounting policies)” on page F-20 for more details.

(Unaudited)
Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position
	Yen in millions
	April 1, 2022 Restated	March 31, 2023 Restated	December 31, 2023	Change from March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	2,049,636	1,480,900	2,019,112	538,212
Investments and advances in the Financial Services segment	360,681	328,358	455,427	127,069
Trade and other receivables, and contract assets	1,621,629	1,770,948	2,410,040	639,092
Inventories	874,007	1,468,042	1,629,886	161,844
Other financial assets	149,301	110,950	132,235	21,285
Other current assets	428,522	563,334	722,214	158,880
Total current assets	5,483,776	5,722,532	7,368,914	1,646,382
Non-current assets:
Investments accounted for using the equity method	268,513	325,220	406,024	80,804
Investments and advances in the Financial Services segment	18,251,612	18,237,761	18,370,584	132,823
Property, plant and equipment	1,113,213	1,344,864	1,491,920	147,056
Right-of-use assets	413,430	478,063	470,230	(7,833)
Goodwill	952,895	1,275,112	1,394,865	119,753
Content assets	1,342,046	1,561,882	1,807,713	245,831
Other intangible assets	450,103	563,842	586,812	22,970
Deferred tax assets	300,924	393,107	462,062	68,955
Other financial assets	696,306	832,344	825,313	(7,031)
Other non-current assets	379,137	419,368	459,188	39,820
Total non-current assets	24,168,179	25,431,563	26,274,711	843,148
Total assets	29,651,955	31,154,095	33,643,625	2,489,530
(Continued on the following page.)

Condensed Consolidated Statements of Financial Position (Continued)
	Yen in millions
	April 1, 2022 Restated	March 31, 2023 Restated	December 31, 2023	Change from March 31, 2023
LIABILITIES
Current liabilities:
Short-term borrowings	1,976,553	1,914,934	2,374,858	459,924
Current portion of long-term debt	171,409	187,942	190,671	2,729
Trade and other payables	1,843,338	1,866,101	2,244,832	378,731
Deposits from customers in the banking business	2,886,361	3,163,237	3,561,499	398,262
Income taxes payables	105,437	154,543	134,521	(20,022)
Participation and residual liabilities in the Pictures segment	190,162	230,223	233,435	3,212
Other financial liabilities	127,079	108,049	112,429	4,380
Other current liabilities	1,465,326	1,693,380	1,834,500	141,120
Total current liabilities	8,765,665	9,318,409	10,686,745	1,368,336
Non-current liabilities:
Long-term debt	1,203,646	1,767,696	1,840,067	72,371
Defined benefit liabilities	254,548	236,121	243,108	6,987
Deferred tax liabilities	120,582	117,621	133,762	16,141
Insurance contract liabilities	13,042,875	12,364,973	12,571,220	206,247
Participation and residual liabilities in the Pictures segment	220,113	192,952	184,953	(7,999)
Other financial liabilities	231,463	371,580	371,758	178
Other non-current liabilities	106,481	127,593	143,299	15,706
Total non-current liabilities	15,179,708	15,178,536	15,488,167	309,631
Total liabilities	23,945,373	24,496,945	26,174,912	1,677,967
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,365	880,365	881,357	992
Additional paid-in capital	1,461,053	1,463,807	1,482,460	18,653
Retained earnings	4,170,417	5,092,442	5,775,372	682,930
Accumulated other comprehensive income	(677,989)	(614,570)	(548,960)	65,610
Treasury stock, at cost	(180,042)	(223,507)	(282,064)	(58,557)
Equity attributable to Sony Group Corporation’s stockholders	5,653,804	6,598,537	7,308,165	709,628
Noncontrolling interests	52,778	58,613	160,548	101,935
Total equity	5,706,582	6,657,150	7,468,713	811,563
Total liabilities and equity	29,651,955	31,154,095	33,643,625	2,489,530

Condensed Consolidated Statements of Income
	Yen in millions
	Three months ended December 31
	2022 Restated	2023	Change
Sales and financial services revenue:
Sales	3,056,183	3,438,092	381,909
Financial services revenue
Insurance revenue	138,463	146,801	8,338
Other financial services revenue	(116,342)	162,634	278,976
Total financial services revenue	22,121	309,435	287,314
Total sales and financial services revenue	3,078,304	3,747,527	669,223
Costs and expenses:
Cost of sales	2,161,904	2,504,410	342,506
Selling, general and administrative	529,188	554,712	25,524
Financial services expenses
Insurance service expenses	93,721	99,375	5,654
Insurance finance expenses (income)	(148,675)	89,750	238,425
Other financial services expenses	29,424	42,954	13,530
Total financial services expenses	(25,530)	232,079	257,609
Other operating (income) expense, net	(1,484)	(3,691)	(2,207)
Total costs and expenses	2,664,078	3,287,510	623,432
Share of profit (loss) of investments accounted for using the equity method	7,355	3,321	(4,034)
Operating income	421,581	463,338	41,757
Financial income	6,943	33,959	27,016
Financial expenses	37,101	38,742	1,641
Income before income taxes	391,423	458,555	67,132
Income taxes	68,205	91,184	22,979
Net income	323,218	367,371	44,153

Net income attributable to
Sony Group Corporation’s stockholders	321,521	363,918	42,397
Noncontrolling interests	1,697	3,453	1,756

	Yen
	Three months ended December 31
	2022 Restated	2023	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	260.28	295.67	35.39
- Diluted	259.62	294.82	35.20

Condensed Consolidated Statements of Comprehensive Income
	Yen in millions
	Three months ended December 31
	2022 Restated	2023	Change
Net income	323,218	367,371	44,153
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	5,988	(15,272)	(21,260)
Remeasurement of defined benefit pension plans	10	(578)	(588)
Share of other comprehensive income of investments accounted for using the equity method	(141)	(127)	14
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(264,054)	173,013	437,067
Cash flow hedges	10,128	3,825	(6,303)
Insurance finance income (expenses)	265,802	(104,893)	(370,695)
Exchange differences on translating foreign operations	(223,403)	(155,748)	67,655
Share of other comprehensive income of investments accounted for using the equity method	(1,649)	(1,868)	(219)
Other	(259)	136	395
Total other comprehensive income, net of tax	(207,578)	(101,512)	106,066
Comprehensive income	115,640	265,859	150,219

Comprehensive income attributable to
Sony Group Corporation’s stockholders	116,677	262,765	146,088
Noncontrolling interests	(1,037)	3,094	4,131

Condensed Consolidated Statements of Income
	Yen in millions
	Nine months ended December 31
	2022 Restated	2023	Change
Sales and financial services revenue:
Sales	7,523,263	8,449,647	926,384
Financial services revenue
Insurance revenue	411,376	433,228	21,852
Other financial services revenue	(1,111)	656,927	658,038
Total financial services revenue	410,265	1,090,155	679,890
Total sales and financial services revenue	7,933,528	9,539,802	1,606,274
Costs and expenses:
Cost of sales	5,241,857	6,096,395	854,538
Selling, general and administrative	1,418,411	1,548,380	129,969
Financial services expenses
Insurance service expenses	284,609	291,961	7,352
Insurance finance expenses (income)	(197,508)	528,075	725,583
Other financial services expenses	61,150	122,319	61,169
Total financial services expenses	148,251	942,355	794,104
Other operating (income) expense, net	(12,278)	(15,813)	(3,535)
Total costs and expenses	6,796,241	8,571,317	1,775,076
Share of profit (loss) of investments accounted for using the equity method	18,562	10,904	(7,658)
Operating income	1,155,849	979,389	(176,460)
Financial income	19,862	65,737	45,875
Financial expenses	63,893	52,942	(10,951)
Income before income taxes	1,111,818	992,184	(119,634)
Income taxes	242,007	205,715	(36,292)
Net income	869,811	786,469	(83,342)

Net income attributable to
Sony Group Corporation’s stockholders	864,296	781,568	(82,728)
Noncontrolling interests	5,515	4,901	(614)

	Yen
	Nine months ended December 31
	2022 Restated	2023	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	699.17	633.94	(65.23)
- Diluted	695.64	631.93	(63.71)

Condensed Consolidated Statements of Comprehensive Income
	Yen in millions
	Nine months ended December 31
	2022 Restated	2023	Change
Net income	869,811	786,469	(83,342)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(9,520)	(33,276)	(23,756)
Remeasurement of defined benefit pension plans	39	(1,030)	(1,069)
Share of other comprehensive income of investments accounted for using the equity method	131	190	59
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(1,190,706)	(522,959)	667,747
Cash flow hedges	17,719	3,523	(14,196)
Insurance finance income (expenses)	1,056,526	411,886	(644,640)
Exchange differences on translating foreign operations	140,581	207,677	67,096
Share of other comprehensive income of investments accounted for using the equity method	2,792	2,270	(522)
Other	(397)	(206)	191
Total other comprehensive income, net of tax	17,165	68,075	50,910
Comprehensive income	886,976	854,544	(32,432)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	879,522	847,369	(32,153)
Noncontrolling interests	7,454	7,175	(279)

Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Cumulative effects of the application of new accounting standards	-	-	409,654	(1,900,321)	-	(1,490,667)	-	(1,490,667)
Restated balance at April 1, 2022	880,365	1,461,053	4,170,417	(677,989)	(180,042)	5,653,804	52,778	5,706,582
Comprehensive income (restated):
Net income			864,296			864,296	5,515	869,811
Other comprehensive income, net of tax				15,226		15,226	1,939	17,165
Total comprehensive income (restated)			864,296	15,226		879,522	7,454	886,976
Transfer to retained earnings			(52)	52		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights		(6)	(859)		5,696	4,831		4,831
Conversion of convertible bonds		(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation		7,413				7,413		7,413
Dividends declared			(86,635)			(86,635)	(5,470)	(92,105)
Purchase of treasury stock					(91,307)	(91,307)		(91,307)
Reissuance of treasury stock		1,234			2,400	3,634		3,634
Transactions with noncontrolling interests shareholders and other		(8,898)				(8,898)	2,295	(6,603)
Restated balance at December 31, 2022	880,365	1,458,208	4,933,309	(662,711)	(220,260)	6,388,911	57,057	6,445,968

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income			781,568			781,568	4,901	786,469
Other comprehensive income, net of tax				65,801		65,801	2,274	68,075
Total comprehensive income			781,568	65,801		847,369	7,175	854,544
Transfer to retained earnings			191	(191)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights and other	992	(1,533)	(144)		12,858	12,173		12,173
Stock-based compensation		9,472				9,472		9,472
Dividends declared			(98,685)			(98,685)	(4,866)	(103,551)
Purchase of treasury stock					(74,705)	(74,705)		(74,705)
Reissuance of treasury stock		1,786			3,290	5,076		5,076
Transactions with noncontrolling interests shareholders and other		8,928				8,928	99,626	108,554
Balance at December 31, 2023	881,357	1,482,460	5,775,372	(548,960)	(282,064)	7,308,165	160,548	7,468,713

Condensed Consolidated Statements of Cash Flows
	Yen in millions
	Nine months ended December 31
	2022 Restated	2023
Cash flows from operating activities:
Income before income taxes	1,111,818	992,184
Adjustments to reconcile income before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	735,642	852,030
Other operating (income) expense, net	(12,278)	(15,813)
(Gain) loss on securities, net (other than Financial Services segment)	27,154	(31,340)
Share of profit of investments accounted for using the equity method, net of dividends	(12,166)	(3,032)
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(276,956)	(592,206)
Increase in inventories	(572,541)	(88,517)
Increase in investments and advances in the Financial Services segment	(660,389)	(988,372)
Increase in content assets	(477,898)	(358,830)
Increase in trade payables	65,799	252,967
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	(48,342)	789,883
Increase in deposits from customers in the banking business	194,976	419,223
Increase in borrowings in the life insurance business and the banking business	100,670	72,995
Decrease in taxes payable other than income taxes, net	(34,912)	(16,593)
Increase in other financial assets and other current assets	(37,164)	(67,033)
Increase in other financial liabilities and other current liabilities	101,294	12,806
Income taxes paid	(183,097)	(251,431)
Other	(103,233)	(46,963)
Net cash provided by (used in) operating activities	(81,623)	931,958
(Continued on the following page.)

Condensed Consolidated Statements of Cash Flows (Continued)
	Yen in millions
	Nine months ended December 31
	2022 Restated	2023
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(434,748)	(450,017)
Proceeds from sales of property, plant and equipment and other intangible assets	9,474	10,838
Payments for investments and advances (other than Financial Services segment)	(185,577)	(75,072)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	11,740	80,476
Payments for purchases of businesses and other	(280,447)	(170,925)
Proceeds from sales of businesses	1,221	-
Other	20,814	(15,253)
Net cash used in investing activities	(857,523)	(619,953)
Cash flows from financing activities:
Increase in short-term borrowings, net	27,765	402,152
Proceeds from issuance of long-term debt	348,565	63,660
Payments of long-term debt	(106,328)	(99,311)
Dividends paid	(86,383)	(98,424)
Payments for purchases of treasury stock	(91,307)	(74,705)
Other	7,036	8,821
Net cash provided by financing activities	99,348	202,193
Effect of exchange rate changes on cash and cash equivalents	78,142	24,014
Net increase (decrease) in cash and cash equivalents	(761,656)	538,212
Cash and cash equivalents at beginning of the fiscal year	2,049,636	1,480,900
Cash and cash equivalents at end of the period	1,287,980	2,019,112

Notes to Condensed Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Three months ended December 31
	2022 Restated	2023	Change
Sales and financial services revenue:
Game & Network Services -
Customers	1,211,617	1,428,886	217,269
Intersegment	34,932	15,541	(19,391)
Total	1,246,549	1,444,427	197,878
Music -
Customers	360,643	417,651	57,008
Intersegment	3,104	4,453	1,349
Total	363,747	422,104	58,357
Pictures -
Customers	330,925	365,133	34,208
Intersegment	612	1,194	582
Total	331,537	366,327	34,790
Entertainment, Technology & Services -
Customers	742,480	725,563	(16,917)
Intersegment	10,343	10,175	(168)
Total	752,823	735,738	(17,085)
Imaging & Sensing Solutions -
Customers	386,400	477,513	91,113
Intersegment	30,751	27,645	(3,106)
Total	417,151	505,158	88,007
Financial Services -
Customers	22,121	309,435	287,314
Intersegment	2,301	2,308	7
Total	24,422	311,743	287,321
All Other -
Customers	19,648	20,192	544
Intersegment	5,412	3,703	(1,709)
Total	25,060	23,895	(1,165)
Corporate and elimination	(82,985)	(61,865)	21,120
Consolidated total	3,078,304	3,747,527	669,223

　　Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Three months ended December 31
	2022 Restated	2023	Change
Operating income (loss):
Game & Network Services	116,248	86,139	(30,109)
Music	62,961	76,086	13,125
Pictures	25,445	41,626	16,181
Entertainment, Technology & Services	81,094	77,164	(3,930)
Imaging & Sensing Solutions	84,851	99,715	14,864
Financial Services	47,107	77,274	30,167
All Other	9,062	2,596	(6,466)
Total	426,768	460,600	33,832
Corporate and elimination	(5,187)	2,738	7,925
Consolidated operating income	421,581	463,338	41,757

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Nine months ended December 31
	2022 Restated	2023	Change
Sales and financial services revenue:
Game & Network Services -
Customers	2,502,796	3,114,026	611,230
Intersegment	68,604	56,377	(12,227)
Total	2,571,400	3,170,403	599,003
Music -
Customers	1,022,924	1,172,767	149,843
Intersegment	8,212	16,282	8,070
Total	1,031,136	1,189,049	157,913
Pictures -
Customers	1,007,752	1,082,658	74,906
Intersegment	2,630	3,671	1,041
Total	1,010,382	1,086,329	75,947
Entertainment, Technology & Services -
Customers	1,953,118	1,892,069	(61,049)
Intersegment	29,060	28,992	(68)
Total	1,982,178	1,921,061	(61,117)
Imaging & Sensing Solutions -
Customers	975,203	1,122,646	147,443
Intersegment	78,156	81,568	3,412
Total	1,053,359	1,204,214	150,855
Financial Services -
Customers	410,265	1,090,155	679,890
Intersegment	8,242	6,914	(1,328)
Total	418,507	1,097,069	678,562
All Other -
Customers	52,848	57,012	4,164
Intersegment	12,278	10,601	(1,677)
Total	65,126	67,613	2,487
Corporate and elimination	(198,560)	(195,936)	2,624
Consolidated total	7,933,528	9,539,802	1,606,274

　　G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Nine months ended December 31
	2022 Restated	2023	Change
Operating income (loss):
Game & Network Services	211,142	184,201	(26,941)
Music	202,667	230,463	27,796
Pictures	103,720	87,035	(16,685)
Entertainment, Technology & Services	212,502	193,843	(18,659)
Imaging & Sensing Solutions	180,527	158,807	(21,720)
Financial Services	266,304	147,469	(118,835)
All Other	16,775	7,140	(9,635)
Total	1,193,637	1,008,958	(184,679)
Corporate and elimination	(37,788)	(29,569)	8,219
Consolidated operating income	1,155,849	979,389	(176,460)

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment.  Sony management views each segment as a single operating segment.
	Yen in millions
	Three months ended December 31
Sales and financial services revenue:	2022 Restated	2023	Change
Game & Network Services
Digital Software and Add-on Content	508,102	631,981	123,879
Network Services	122,201	137,182	14,981
Hardware and Others	581,314	659,723	78,409
Total	1,211,617	1,428,886	217,269
Music
Recorded Music - Streaming	159,147	186,520	27,373
Recorded Music - Others	79,901	100,021	20,120
Music Publishing	74,161	86,084	11,923
Visual Media and Platform	47,434	45,026	(2,408)
Total	360,643	417,651	57,008
Pictures
Motion Pictures	113,087	130,441	17,354
Television Productions	123,508	130,844	7,336
Media Networks	94,330	103,848	9,518
Total	330,925	365,133	34,208
Entertainment, Technology & Services
Televisions	250,192	210,967	(39,225)
Audio and Video	122,605	133,823	11,218
Still and Video Cameras	171,146	188,609	17,463
Mobile Communications	93,302	76,508	(16,794)
Other	105,235	115,656	10,421
Total	742,480	725,563	(16,917)
Imaging & Sensing Solutions	386,400	477,513	91,113
Financial Services	22,121	309,435	287,314
All Other	19,648	20,192	544
Corporate	4,470	3,154	(1,316)
Consolidated total	3,078,304	3,747,527	669,223

	Yen in millions
	Nine months ended December 31
Sales and financial services revenue:	2022 Restated	2023	Change
Game & Network Services
Digital Software and Add-on Content	1,126,806	1,420,423	293,617
Network Services	345,730	395,568	49,838
Hardware and Others	1,030,260	1,298,035	267,775
Total	2,502,796	3,114,026	611,230
Music
Recorded Music - Streaming	450,188	525,265	75,077
Recorded Music - Others	212,387	252,787	40,400
Music Publishing	210,707	243,948	33,241
Visual Media and Platform	149,642	150,767	1,125
Total	1,022,924	1,172,767	149,843
Pictures
Motion Pictures	360,003	385,154	25,151
Television Productions	377,255	408,460	31,205
Media Networks	270,494	289,044	18,550
Total	1,007,752	1,082,658	74,906
Entertainment, Technology & Services
Televisions	618,736	507,951	(110,785)
Audio and Video	313,552	332,072	18,520
Still and Video Cameras	458,711	509,686	50,975
Mobile Communications	285,559	236,644	(48,915)
Other	276,560	305,716	29,156
Total	1,953,118	1,892,069	(61,049)
Imaging & Sensing Solutions	975,203	1,122,646	147,443
Financial Services	410,265	1,090,155	679,890
All Other	52,848	57,012	4,164
Corporate	8,622	8,469	(153)
Consolidated total	7,933,528	9,539,802	1,606,274

　　In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)
　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS, which is used by Sony to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position
	Yen in millions
	Financial Services			Sony without Financial Services			Consolidated
	April 1, 2022 Restated	March 31, 2023 Restated	December 31, 2023	April 1, 2022 Restated	March 31, 2023 Restated	December 31, 2023	April 1, 2022 Restated	March 31, 2023 Restated	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	¥889,140	¥756,493	¥1,042,647	¥1,160,496	¥724,407	¥976,465	¥2,049,636	¥1,480,900	¥2,019,112
Investments and advances in the Financial Services segment	360,681	328,358	455,427	-	-	-	360,681	328,358	455,427
Trade and other receivables, and contract assets	163,037	127,413	140,581	1,478,620	1,668,257	2,290,386	1,621,629	1,770,948	2,410,040
Inventories	-	-	-	874,007	1,468,042	1,629,886	874,007	1,468,042	1,629,886
Other financial assets	81,174	47,044	57,829	68,124	63,906	74,405	149,301	110,950	132,235
Other current assets	27,893	16,029	77,412	450,953	562,442	655,724	428,522	563,334	722,214
Total current assets	1,521,925	1,275,337	1,773,896	4,032,200	4,487,054	5,626,866	5,483,776	5,722,532	7,368,914
Non-current assets:
Investments accounted for using the equity method	-	-	-	268,513	325,220	406,024	268,513	325,220	406,024
Investments and advances in the Financial Services segment	18,251,612	18,237,761	18,370,584	-	-	-	18,251,612	18,237,761	18,370,584
Investments in Financial Services, at cost	-	-	-	550,483	550,483	550,483	-	-	-
Property, plant and equipment	18,010	15,316	14,321	1,095,241	1,329,219	1,477,272	1,113,213	1,344,864	1,491,920
Right-of-use assets	73,774	84,023	78,420	339,658	395,210	392,941	413,430	478,063	470,230
Goodwill and intangible assets, including content assets	72,578	78,197	73,670	2,672,466	3,322,639	3,715,720	2,745,044	3,400,836	3,789,390
Deferred tax assets	2,335	2,687	-	332,330	431,533	488,288	300,924	393,107	462,062
Other financial assets	37,037	46,941	61,311	663,233	789,470	768,154	696,306	832,344	825,313
Other non-current assets	167,744	172,565	166,290	284,834	319,306	364,857	379,137	419,368	459,188
Total non-current assets	18,623,090	18,637,490	18,764,596	6,206,758	7,463,080	8,163,739	24,168,179	25,431,563	26,274,711
Total assets	¥20,145,015	¥19,912,827	¥20,538,492	¥10,238,958	¥11,950,134	¥13,790,605	¥29,651,955	¥31,154,095	¥33,643,625

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥1,891,856	¥1,929,741	¥183,187	¥211,020	¥635,788	¥2,147,962	¥2,102,876	¥2,565,529
Trade and other payables	119,017	77,703	40,905	1,744,011	1,812,670	2,205,379	1,843,338	1,866,101	2,244,832
Deposits from customers in the banking business	2,886,361	3,163,237	3,561,499	-	-	-	2,886,361	3,163,237	3,561,499
Income taxes payables	3,789	15,213	2,922	101,648	139,330	131,599	105,437	154,543	134,521
Participation and residual liabilities in the Pictures segment	-	-	-	190,162	230,223	233,435	190,162	230,223	233,435
Other financial liabilities	98,029	77,605	78,051	29,050	30,444	34,378	127,079	108,049	112,429
Other current liabilities	218,865	194,174	242,393	1,297,115	1,514,792	1,622,515	1,465,326	1,693,380	1,834,500
Total current liabilities	5,290,837	5,419,788	5,855,511	3,545,173	3,938,479	4,863,094	8,765,665	9,318,409	10,686,745
Non-current liabilities:
Long-term debt	470,498	663,353	692,552	733,148	1,104,344	1,147,515	1,203,646	1,767,696	1,840,067
Defined benefit liabilities	37,167	37,183	37,896	217,381	198,938	205,212	254,548	236,121	243,108
Deferred tax liabilities	58,666	60,554	42,156	110,715	112,938	132,589	120,582	117,621	133,762
Insurance contract liabilities	13,042,875	12,364,973	12,571,220	-	-	-	13,042,875	12,364,973	12,571,220
Participation and residual liabilities in the Pictures segment	-	-	-	220,113	192,952	184,953	220,113	192,952	184,953
Other financial liabilities	147,712	175,026	205,036	86,391	199,327	169,618	231,463	371,580	371,758
Other non-current liabilities	5,864	7,225	7,551	121,558	142,096	156,835	106,481	127,593	143,299
Total non-current liabilities	13,762,782	13,308,314	13,556,411	1,489,306	1,950,595	1,996,722	15,179,708	15,178,536	15,488,167
Total liabilities	19,053,619	18,728,102	19,411,922	5,034,479	5,889,074	6,859,816	23,945,373	24,496,945	26,174,912
Equity:
Stockholders’ equity of Financial Services	1,087,948	1,180,905	1,124,448	-	-	-	-	-	-
Stockholders’ equity of Sony without Financial Services	-	-	-	5,155,149	6,006,267	6,772,363	-	-	-
Sony Group Corporation’s stockholders’ equity	-	-	-	-	-	-	5,653,804	6,598,537	7,308,165
Noncontrolling interests	3,448	3,820	2,122	49,330	54,793	158,426	52,778	58,613	160,548
Total equity	1,091,396	1,184,725	1,126,570	5,204,479	6,061,060	6,930,789	5,706,582	6,657,150	7,468,713
Total liabilities and equity	¥20,145,015	¥19,912,827	¥20,538,492	¥10,238,958	¥11,950,134	¥13,790,605	¥29,651,955	¥31,154,095	¥33,643,625

Condensed Statements of Income
	Yen in millions
	Three months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2022 Restated	2023	2022 Restated	2023	2022 Restated	2023

Sales	¥-	¥-	¥3,057,441	¥3,439,360	¥3,056,183	¥3,438,092
Financial services revenue	24,422	311,743	-	-	22,121	309,435
Total sales and financial services revenue	24,422	311,743	3,057,441	3,439,360	3,078,304	3,747,527

Cost of sales	-	-	2,164,926	2,508,021	2,161,904	2,504,410
Selling, general and administrative	-	-	527,428	552,365	529,188	554,712
Financial services expenses	(23,229)	234,387	-	-	(25,530)	232,079
Other operating (income) expense, net	544	82	(2,027)	(3,773)	(1,484)	(3,691)
Total costs and expenses	(22,685)	234,469	2,690,327	3,056,613	2,664,078	3,287,510

Share of profit (loss) of investments accounted for using the equity method	-	-	7,355	3,321	7,355	3,321

Operating income	47,107	77,274	374,469	386,068	421,581	463,338

Financial income (expenses), net	-	-	(30,159)	(4,784)	(30,158)	(4,783)

Income before income taxes	47,107	77,274	344,310	381,284	391,423	458,555

Income taxes	12,450	22,121	55,756	69,063	68,205	91,184

Net income	34,657	55,153	288,554	312,221	323,218	367,371

Net income of Financial Services	¥34,644	¥54,999	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥286,870	¥308,923	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥321,521	¥363,918

Net income attributable to noncontrolling interests	¥13	¥154	¥1,684	¥3,298	¥1,697	¥3,453

Condensed Statements of Income
	Yen in millions
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2022 Restated	2023	2022 Restated	2023	2022 Restated	2023

Sales	¥-	¥-	¥7,527,631	¥8,454,056	¥7,523,263	¥8,449,647
Financial services revenue	418,507	1,097,069	-	-	410,265	1,090,155
Total sales and financial services revenue	418,507	1,097,069	7,527,631	8,454,056	7,933,528	9,539,802

Cost of sales	-	-	5,250,787	6,106,427	5,241,857	6,096,395
Selling, general and administrative	-	-	1,412,507	1,542,744	1,418,411	1,548,380
Financial services expenses	156,493	949,269	-	-	148,251	942,355
Other operating (income) expense, net	(4,290)	331	(5,681)	(16,144)	(12,278)	(15,813)
Total costs and expenses	152,203	949,600	6,657,613	7,633,027	6,796,241	8,571,317

Share of profit (loss) of investments accounted for using the equity method	-	-	18,562	10,904	18,562	10,904

Operating income	266,304	147,469	888,580	831,933	1,155,849	979,389

Financial income (expenses), net	-	-	(2,699)	62,828	(44,031)	12,795

Income before income taxes	266,304	147,469	885,881	894,761	1,111,818	992,184

Income taxes	73,547	42,875	168,162	162,840	242,007	205,715

Net income	192,757	104,594	717,719	731,921	869,811	786,469

Net income of Financial Services	¥192,523	¥104,143	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥712,438	¥727,471	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥864,296	¥781,568

Net income attributable to noncontrolling interests	¥234	¥451	¥5,281	¥4,450	¥5,515	¥4,901

Condensed Statements of Cash Flows
	Yen in millions
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2022 Restated	2023	2022	2023	2022 Restated	2023
Cash flows from operating activities:
Income (loss) before income taxes	¥266,304	¥147,469	¥885,881	¥894,761	¥1,111,818	¥992,184
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	19,583	20,926	716,059	831,104	735,642	852,030
Other operating (income) expense, net	(4,290)	331	(5,681)	(16,144)	(12,278)	(15,813)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	27,154	(31,340)	27,154	(31,340)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	15,421	(38,263)	(298,206)	(550,147)	(276,956)	(592,206)
(Increase) decrease in inventories	-	-	(572,541)	(88,517)	(572,541)	(88,517)
(Increase) decrease in investments and advances in the Financial Services segment	(660,389)	(988,372)	-	-	(660,389)	(988,372)
(Increase) decrease in content assets	-	-	(477,898)	(358,830)	(477,898)	(358,830)
Increase (decrease) in trade payables	(43,868)	7,637	115,280	241,635	65,799	252,967
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	(48,342)	789,883	-	-	(48,342)	789,883
Increase (decrease) in deposits from customers in the banking business	194,976	419,223	-	-	194,976	419,223
Increase (decrease) in borrowings in the life insurance business and the banking business	100,670	72,995	-	-	100,670	72,995
Increase (decrease) in taxes payable other than income taxes, net	830	782	(35,742)	(17,375)	(34,912)	(16,593)
Other	(68,068)	(69,134)	(164,643)	(286,665)	(234,366)	(355,653)
Net cash provided by (used in) operating activities	(227,173)	363,477	189,663	618,482	(81,623)	931,958

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(19,642)	(13,281)	(415,597)	(436,772)	(434,748)	(450,017)
Payments for investments and advances (other than Financial Services segment)	-	-	(185,577)	(75,072)	(185,577)	(75,072)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	11,740	80,476	11,740	80,476
Other	416	(3,603)	(251,640)	(171,737)	(248,938)	(175,340)
Net cash provided by (used in) investing activities	(19,226)	(16,884)	(841,074)	(603,105)	(857,523)	(619,953)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(8,514)	(8,609)	278,516	375,110	270,002	366,501
Dividends paid	(41,335)	(50,037)	(86,384)	(98,424)	(86,383)	(98,424)
Other	(3)	(1,793)	(84,268)	(64,019)	(84,271)	(65,884)
Net cash provided by (used in) financing activities	(49,852)	(60,439)	107,864	212,667	99,348	202,193

Effect of exchange rate changes on cash and cash equivalents	-	-	78,142	24,014	78,142	24,014

Net increase (decrease) in cash and cash equivalents	(296,251)	286,154	(465,405)	252,058	(761,656)	538,212
Cash and cash equivalents at beginning of the fiscal year	889,140	756,493	1,160,496	724,407	2,049,636	1,480,900
Cash and cash equivalents at end of the period	¥592,889	¥1,042,647	¥695,091	¥976,465	¥1,287,980	¥2,019,112

Going Concern Assumption
　　Not Applicable

Accounting Policy and Other Information
(Changes in accounting policies)
　　Sony newly adopted the following accounting standards and interpretations from the fiscal year ending March 31, 2024:

IFRS 17 “Insurance Contracts”
　　The IASB issued IFRS 17 “Insurance Contracts” (“IFRS 17”) in May 2017 and Amendments to IFRS 17 in June 2020 and December 2021. IFRS 17 replaces IFRS 4 “Insurance Contracts” and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. IFRS 17 provides a general model, supplemented by a specific approach for contracts with direct participation features (the variable fee approach), and a simplified approach (the premium allocation approach) mainly for short-duration contracts.
　　IFRS 17 was effective for Sony as of April 1, 2023. Sony has retrospectively applied changes in accounting policies resulting from the adoption of IFRS 17 unless it was impracticable. Sony applied the modified retrospective approach, which uses reasonable and supportable information, or the fair value approach, which uses the fair value as of April 1, 2022, the transition date for IFRS 17, to identify, recognize and measure certain groups of insurance contracts as of the transition date for IFRS 17, for which it was impracticable to apply the full retrospective approach. Therefore, Sony has restated the condensed consolidated financial statements for comparative periods and the condensed consolidated statement of financial position as of April 1, 2022 on the basis of the retrospective application of IFRS 17. The effects of the retrospective application of IFRS 17 on Sony’s total equity as of April 1, 2022 are presented in the condensed consolidated statements of changes in stockholders’ equity.

(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended December 31
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	321,521	363,918

	Thousands of shares
	Three months ended December 31
	2022	2023
Weighted-average shares outstanding for basic EPS computation	1,235,285	1,230,805
Effect of dilutive securities:
Stock options and other	3,128	3,553
Weighted-average shares for diluted EPS computation	1,238,413	1,234,358

	Yen in millions
	Nine months ended December 31
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	864,296	781,568
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	51	-
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	864,347	781,568

	Thousands of shares
	Nine months ended December 31
	2022	2023
Weighted-average shares outstanding for basic EPS computation	1,236,176	1,232,879
Effect of dilutive securities:
Stock options and other	3,632	3,922
Zero coupon convertible bonds	2,706	-
Weighted-average shares for diluted EPS computation	1,242,514	1,236,801

(Segmentation)
　　The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Change in presentation)
Condensed Consolidated Statements of Cash Flows
　　Certain reclassifications of the condensed consolidated statements of cash flows for the nine months ended December 31, 2022 have been made to conform to the presentation for the nine months ended December 31, 2023.

Subsequent Events
Transfer of a portion of shares of Sony Payment Services Inc.
　　On January 31, 2024, Sony Bank Inc. (“Sony Bank”), a wholly-owned subsidiary of Sony, transferred a portion of its shares of Sony Payment Services Inc. (“Sony Payment Services”), a consolidated subsidiary of Sony Bank, to a special purpose company established by private equity funds which are managed by Blackstone Inc. and its affiliates. Upon the transfer, Sony Payment Services became an affiliate of Sony accounted for using the equity method and Sony expects to record a total of approximately 20 billion yen as operating income for the fiscal year ending March 31, 2024, reflecting both a realized gain for the shares transferred and a remeasurement gain based on the fair value of the shares Sony will continue to hold after the transfer. The amounts of assets and liabilities of Sony Payment Services to be derecognized as a result of the transfer are not material.

Commencement of Preparations for Partial Spin-off of Financial Services Business
　　On February 14, 2024, Sony Group Corporation decided to begin concrete preparations for the execution of a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), its wholly-owned subsidiary, which operates the Financial Services business, and the listing of the shares of SFGI.
　　The impact of the execution of the Spin-off on Sony’s results of operations and financial positions has not been determined at this time. However, prior to the execution of the Spin-off, the Financial Services business will be presented separately as a discontinued operation in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” And upon the execution of the Spin-off, Sony will apply accounting for the loss of control of the Financial Services business in accordance with IFRS 10 “Consolidated Financial Statements.”